UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)
Cumulus Media Inc.
(Name of Subject Company (issuer))
Cumulus Media Inc. (Offeror and Issuer)

(Names of Filing Persons (identifying status as offeror, issuer or other person)
Class A Common Stock, $.01 par value per share

(Title of Class of Securities)
231082-10-8

(CUSIP Number of Class of Securities)
Lewis W. Dickey, Jr.
Chairman, President and Chief Executive Officer
Cumulus Media Inc.
14 Piedmont Center
Suite 1400
Atlanta, Georgia 30305
(404) 949-0700

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)
Copy to:
Mark L. Hanson, Esq.
Jones Day
1420 Peachtree St. N.E.
Suite 800
Atlanta, Georgia 30309
(404) 521-3939
CALCULATION OF FILING FEE*

Transaction Valuation*	Amount of Filing Fee**

$143,750,000.00	$15,381.00
*	Calculated solely for purposes of determining the filing fee. This amount is based on the purchase of 11,500,000 shares of Class A Common Stock at the maximum tender offer price of $12.50 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the aggregate amount of cash offered by Cumulus Media Inc.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $15,381.00
Form or Registration No.: Schedule TO-I
Filing Party: Cumulus Media Inc.
Date Filed: May 17, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION
Items 1 through 11
SIGNATURE
SEC CORRESPONDENCE LETTER
SEC CORRESPONDENCE LETTER

INTRODUCTION
     This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 17, 2006 by Cumulus Media Inc., a Delaware corporation (“Cumulus” or the “Company”), relating to the offer by Cumulus to purchase up to 11,500,000 shares of its Class A Common Stock, $.01 par value per share (the “Class A Common Stock”), at a price not less than $11.00 nor greater than $12.50 per share (such per share purchase price, the “Purchase Price”), net to the seller in cash, without interest. The offer is subject to the terms and conditions set forth in the Offer to Purchase, dated May 17, 2006 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”) which, together with any amendments or supplements to either, collectively constitute the “Offer.”
     This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
Items 1 through 11.
     Items 1 through 11 of the original Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and the Letter of Transmittal, are hereby amended as follows, with all references to sections and page numbers in the Offer to Purchase as filed with EDGAR:
1.	Number of Shares; Expiration Time; Priority of Purchases; Proration; Odd Lots, page 3.
•	The second paragraph of the subsection entitled “Proration” is amended and restated as follows:
     If proration of tendered shares is required, we will determine the proration factor promptly following the Expiration Time. Proration for each stockholder tendering shares, other than Odd Lot Holders, will be based on the ratio of the number of shares validly tendered and not validly withdrawn by the stockholder to the total number of shares validly tendered and not validly withdrawn by all stockholders at or below the Purchase Price, other than Odd Lot Holders, subject to conditional tenders. Because of the difficulty in determining the number of shares validly tendered and not validly withdrawn, and because of the Odd Lot preference described below and the conditional tender procedure described in Section 6, we expect that we will not be able to announce the final proration factor or commence payment for any shares purchased pursuant to the Offer until approximately seven business days after the Expiration Time. The preliminary results of the Offer will be announced by press release promptly after the Expiration Time and the final results of the Offer will be announced by press release promptly after the determination thereof. After the Expiration Time, stockholders may obtain information about such preliminary results from the Information Agent and also may be able to obtain the information from their brokers.
2.	Withdrawal Rights, page 11.
•	The seventh paragraph of this section is amended and restated as follows:
     If we extend the Offer or are delayed in our purchase of shares, then, without prejudice to our rights in the Offer, the Depositary may, subject to applicable law, retain tendered shares on our behalf, and such shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this Section 4.
3.	Purchase of Shares and Payment of Purchase Price, page 12.
•	The first paragraph of this section is amended by deleting the phrase “as promptly as practicable” and inserting, in lieu thereof, the word “promptly.”

•	The sixth paragraph of this section is amended and restated as follows:
     In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment promptly after the Expiration Time. However, we expect that we will not be able to announce the final results of any proration or commence payment for any shares purchased pursuant to the Offer until approximately seven business days after the Expiration Time. The final results of the Offer, including any proration, will be announced by press release promptly after the Expiration Time. Certificates for all shares tendered and not purchased, including all shares tendered at prices in excess of the Purchase Price and shares not purchased due to proration, will be returned or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with the book-entry transfer facility by the participant who delivered the shares, to the tendering stockholder at our expense promptly after the Expiration Time or termination of the Offer without expense to the tendering stockholders.
4.	Conditions of the Offer, Page 13.
•	The fifth bullet point in this section is amended by deleting the phrase “or been threatened” therefrom.

•	The seventh bullet point in this section is amended by deleting the phrase “threatened, instituted, or” and inserting, in lieu thereof, the phrase “instituted, or is.”
5.	Certain Information Concerning Cumulus, page 17.
•	The first sentence in the second paragraph of the subsection entitled “Where You Can Find More Information” is amended by deleting the phrase “450 Fifth Street, N.W. Room 1024” and inserting, in lieu thereof, the phrase “100 F Street, N.E.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CUMULUS MEDIA INC.
By:	/s/ Martin R. Gausvik
	Name:	Martin R. Gausvik
	Title:	Executive Vice President, Treasurer and Chief Financial Officer

Date: May 30, 2006